SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)(1)

Essex Rental Corp.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

448638205

(CUSIP Number)

October 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448638205

1.	Name of Reporting Persons Knott Partners Offshore Master Fund, L.P. I.R.S. Identification no. of above persons (entities only) 41-2221142

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,439,200

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,439,200

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,439,200

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 10.1%

12.	Type of Reporting Person * PN

CUSIP No. 448638205

1.	Names of Reporting Persons Knott Partners, L.P. I.R.S. Identification no. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,861,000

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,861,000

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,861,000

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares * ☐

11.	Percent of Class Represented by Amount in Row 9 13.0%

12.	Type of Reporting Person * PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 448638205

1.	Names of Reporting Persons Shoshone Partners, L.P. I.R.S. Identification no. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,170,100

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,170,100

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,170,100

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 8.3%

12.	Type of Reporting Person* PN

Item 1
	(a)	Name of Issuer: Essex Rental Corp. (formerly, Hyde Park Acquisition Corp.)
	(b)	Address of Issuer’s Principal Executive Offices: 1110 Lake Cook Road, Suite 220 Buffalo Grove, Illinois 60089-1974

Item 2
	(a)	Name of Person(s) Filing: Knott Partners Offshore Master Fund, L.P., Knott Partners, L.P., and Shoshone Partners, L.P.
(b)

Address of Principal Business Office or, if none, Residence:
For Knott Partners, L.P. and Shoshone Partners, L.P.

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

For Knott Partners Offshore Master Fund, L.P.

c/o Walkers SPV Limited, Walker House

87 Mary Street, Georgetown, Cayman  KY1-9002

Cayman Islands

	(c)	Citizenship or Place of Organization Knott Partners Offshore Master Fund, L.P. – Cayman Islands Knott Partners, L.P. – New Jersey Shoshone Partners, L.P. – New York
	(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share (“Common Stock”)
	(e)	CUSIP Number: 448638205

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(l)(ii)(F);
	(g)	☐	A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership:
Knott Partners Offshore Master Fund, L.P.; Knott Partners, L.P.; and Shoshone Partners, L.P: see Rows 5 through 9 and 11 on pages 2 through 5.

As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of the number of shares of Common Stock of Essex Rental Corp (the “Company”) set forth on Row 9 of the tabular presentation in this Schedule 13G for such Reporting Person, which shares are a constituent part of or trade separately from the Company’s Units (“Units”), of which each Reporting Person may be deemed to hold the number set forth on such respective Row 11.  Each Unit consists of (i) one share of Common Stock and (ii) one Warrant (“Warrant”).  Each Warrant entitles the holder to purchase one share of the Company’s Common Stock at a price of $5.00.  Each Warrant became exercisable on the Company’s completion of a business combination on October 31, 2008, and will expire on March 4, 2011, or earlier upon redemption.  This filing is being made only to report the effect of the Company’s announcement of its completion of a business combination with respect to the exerciseability of the Warrants and the change in the Company’s name.

Item 5	Ownership of Five Percent or Less of a Class
N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of securities reported herein.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8	Identification and Classification of Members of the Group
N/A

Item 9	Notice of Dissolution of Group
N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 9, 2008
Date

KNOTT PARTNERS OFFSHORE MASTER FUND, L.P.
KNOTT PARTNERS, L.P.
SHOSHONE PARTNERS, L.P.

By: Knott Partners Management, LLC,
as General Partner

By:	/s/David M. Knott
David M. Knott, as Managing Member